SCHEDULE 13G
W. R. Grace & Co.
Common Stock $1.00 par value


Cusip #  383-911-10-4
Item 1:  Reporting Person - Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  3,961,100
Item 7:  -0-
Item 8:  3,961,100
Item 9:  3,961,100
Item 11: 5.3%
Item 12: IA


Cusip #  383-911-10-4
Item 1:  Reporting Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  2,934,500
Item 7:  -0-
Item 8:  2,934,500
Item 9:  2,934,500
Item 11: 4.0%
Item 12: IA


Cusip #  383-911-10-4
Item 1:  Reporting Person - Julian
H. Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  6,895,600
Item 7:  -0-
Item 8:  6,895,600
Item 9:  6,895,600
Item 11: 9.3%
Item 12: IN


Item 1(a) W. R. Grace & Co.

Item 1(b) One Town Center Road Boca
Raton, Florida  33486-1010

Item 2(a) This statement is filed on
behalf of Tiger Management
L.L.C.("TMLLC") and Tiger
Performance L.L.C. ("TPLLC").

Julian H. Robertson, Jr is the
ultimate controlling person of TMLLC
and TPLLC.

Item 2(b) The address of each
reporting person is 101 Park Avenue,
New York, NY 10178

Item 2(c) Incorporated by reference
to item (4) of the cover page
pertaining to each reporting person.

Item 2(d) Common Stock $1.00 par
value

Item 2(e) 383-911-10-4

Item 3.  TMLLC and TPLLC are
investment advisers registered under
Section 203 of the Investment
Advisers Act of 1940.

Item 4. Ownership as of December
31, 1997 is incorporated by
reference to items (5) (9) and (11)
of the cover page pertaining to each
reporting person.
Item 5. Not applicable



Item 6. Other persons are known to
have the right to receive dividends
from, or proceeds from the sale of,
such securities.  The interest of
one such person, The Jaguar Fund,
N.V., is Netherland Antilles
corporation, is more than 5%.
Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable

Item 10. By signing below, I certify
that, to the best of my knowledge
and belief, the securities referred
to above were acquired in the
ordinary course of business and were
not acquired for the purpose of and
do not have the effect of changing
or influencing the control of the
issuer of such securities and were
not acquired in connection with or
as a participant in any transaction
having such purpose or effect.

After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the information set
forth in this statement is true,
complete and correct.


February 13, 1998


TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief Financial
Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

/s/ Nolan Altman,
Under Power of Attorney

Dated: January 27, 1995,
On File with Schedule 13G for Kohl's
Corp. 2/7/95 Attached Exhibit

EXHIBIT A

AGREEMENT

The undersigned agree that this
Schedule 13G dated February 13, 1998
relating to shares of common stock
of W. R. Grace & Co. shall be filed
on behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.


/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

/s/ Nolan Altman,
Chief Financial Officer

Under Power of Attorney Dated:
January 27, 1995,
On File with Schedule 13G for Kohl's

Corp. 2/7/95